

Mail Stop 4720

December 16, 2015

Via E-mail
Michael F. Szymanski
President and Chief Executive Officer
ZAIS Group Holdings, Inc.
Two Bridge Avenue, Suite 322
Red Bank, NJ 07701-1106

> **Re:** **ZAIS Group Holdings, Inc.**
> **Registration Statement on Form S-3**
> **Filed November 23, 2015**
> **File No. 333-208174**

Dear Mr. Szymanski:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Selling Stockholders, page 49

1. Please disclose whether any of the selling security holders are broker-dealers or affiliates of broker-dealers. If you determine that a selling security holder is a broker-dealer, please revise your disclosure to indicate that such selling security holder is an underwriter unless such selling security holder received its securities as compensation for its services. If a selling security holder is an affiliate of a broker-dealer, please disclose, if true, that such selling security holder acquired its shares in the ordinary course of business and that the seller had no agreements or understandings, directly or indirectly, with any persons to distribute the securities. If not, you must indicate that such selling security holder is an underwriter.

2.   Please revise to disclose that any donees, pledgees, transferees or any other successors-in-interest must be named by prospectus supplement before they can sell their shares via this prospectus. Please refer to Regulation S-K Compliance and Disclosure Interpretation 140.03, which is available on our website, for more information.

3.   Please identify the natural persons who exercise sole or shared voting and or dispositive powers over the securities held by the entities listed below.

- Bulldog Investors General Partnership
- Burke Family Trust
- Dickinson Investments LLC
- EarlyBirdCapital, Inc.
- Graubard Miller
- Healey Associates LLC
- Healey Family Foundation
- Panmar Capital LLC
- Parsifal Partners B LP
- Pensco Trust Company
- SC-NGU LLC
- White Sand Investor Group LP
- Paul David Schaeffer & Jacqueline K Schaeffer Living Trust DTD 3-1-04

Please refer to Regulation S-K Compliance and Disclosure Interpretation 240.04, which is available on our website, for more information.

4.   We note that the transferability of your Founders' Shares appears to be restricted except with respect to certain permitted transferees. As a result, please tell us why you are only registering 4,100,981 Founders' Shares when your disclosure on pages 51 and 52 indicates that 4,398,750 Founders' Shares have been issued but not yet repurchased.

Exhibit 5.1

5.   Please have counsel revise its legal opinion to opine on the legality of all 5,804,181 Class A shares of common stock being registered for resale on behalf of your selling shareholders.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Christopher Dunham, Staff Attorney, at (202) 551-3783 or, in his absence, me at (202) 551-3434 with any questions.

Sincerely,

/s/ Michael Clampitt

Michael Clampitt
Senior Counsel
Office of Financial Services

cc: Tom Conaghan, Esq.